Bloom Energy Corporation

1299 Orleans Drive

Sunnyvale, California 94089

July 20, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Brian Cascio
Michael Fay
Russell Mancuso
Caleb French
Heather Percival

Re:	Bloom Energy Corporation Registration Statement on Form S-1 (File No. 333-225571)
originally filed June 12, 2018, as amended, and corresponding Registration Statement on
Form 8-A (File No. 001-38598) filed July 18, 2018

Requested Date: July 24, 2018

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Bloom Energy Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Jeffrey R. Vetter or Michael M. Shaw, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Vetter at (650) 335-7631 or, in his absence, Mr. Shaw at (650) 335-7842.

* * *

Sincerely,
BLOOM ENERGY CORPORATION

By:	/s/ Shawn Soderberg
Shawn Soderberg
Executive Vice President, General Counsel, and Secretary

cc:	Randy Furr, Chief Financial Officer
Shawn Soderberg, Esq., Executive Vice President, General Counsel, and Secretary
Bloom Energy Corporation

Gordon K. Davidson, Esq.
Sayre E. Stevick
Jeffrey R. Vetter, Esq.
Michael M. Shaw, Esq.
Fenwick & West LLP